UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Hacharoshet St.

PO Box 4423

Raanana 4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒          Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

On February 17, 2017, XTL Biopharmaceuticals, Ltd. (the “Company”) entered into securities purchase agreements (the “Purchase Agreement”) with certain institutional investors providing for the issuance of an aggregate of 1,000,000 American Depositary Shares (the “ADSs”) in a registered direct offering at $2.50 per ADS for aggregate gross proceeds of $2,500,000. The offering is expected to close on or about February 23, 2017, subject to the satisfaction of customary closing conditions. In addition, under the Purchase Agreements, the investors received unregistered warrants to purchase 1,000,000 ADSs. The warrants may be exercised after six months from issuance and terminate five and a half years from issuance and have an exercise price of $4.10 per ADS, subject to adjustment as set forth therein.

The Company also entered into an engagement agreement on November 7, 2016 (the “Engagement Agreement”), as amended on February 16, 2017 (the “Amendment”), with Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a fee equal to 7% of the gross proceeds from the sales of shares under the transaction. In addition, the Company shall pay the Placement Agent a cash management fee equal to 1% of the aggregate gross proceeds raised in the transaction. The Company also agreed to reimburse the Placement Agent $45,000 for expenses in connection with this offering. The Placement Agent will receive compensation warrants to purchase up to a number of ADSs equal to 5% of the ADSs purchased by investors in this offering. Such warrants shall have the same terms as the warrants issued to the investors in the offering. The Engagement Agreement, as amended, has a term of 180 days and provides the Placement Agent with a right of first refusal to act as the Company’s exclusive financial advisor or lead manager, underwriter or placement agent during the 10-month period following consummation of an offering if the Company or any subsidiaries decides to enter into any merger, acquisition or disposition transaction using a financial advisor or a debt financing using a manager or to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent, other than to current investors or certain investors previously identified to the Placement Agent.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-194338) (the “Registration Statement”), which became effective on April 4, 2014, and the base prospectus contained in such Registration Statement. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act of 1933 or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Engagement Agreement, Amendment, Purchase Agreement and Warrants are subject to, and qualified in their entirety, by such documents attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference. The opinion of Doron Tikotzky Kantor Gutman Cederboum & SRFK relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1.  The Company previously announced the offering in a press release issued on February 17, 2017, which was included as an exhibit to a Report on Form 6-K filed with the SEC on February 17, 2017.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this report states that the offering is expected to close on or about February 23, 2017. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Doron Tikotzky Kantor Gutman Cederboum & SRFK

10.1	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016

10.2	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017

10.3	Form of Securities Purchase Agreement

10.4	Form of Warrant

23.1	Consent of Doron Tikotzky Kantor Gutman Cederboum & SRFK (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 21, 2017	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

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